SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of DECEMBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  December 17, 2003                    By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
                 Section 118(1) of the Securities Act, Alberta
                              (the "Alberta Act")


1.   Reporting Issuer

     The full name of the Issuer is Tumi Resources Limited (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     December 17, 2003

3.   Press Release

     A press release dated December 17, 2003 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached news release.

5.   Full Description of Material Change

     Please see attached news release.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 17th day of December, 2003.



                                                       /s/ Nick DeMare
                                                       -------------------------
                                                       Nick DeMare, Director

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                   DECEMBER 17, 2003


        DRILLING CONTINUES TO INCREASE RESOURCE SIZE AT THE OPEN-PITABLE
                    CINCO MINAS SILVER-GOLD PROJECT, MEXICO

Vancouver,   Canada  -  Tumi  Resources  Limited  (the  "Company"):   Mr.  David
Henstridge, President and CEO, is pleased to report that a further seven holes have been completed at the Cinco Minas silver-gold project located in Jalisco State, Mexico. Results from the seven holes are listed below.


                      DRILL HOLE RESULTS FROM EL ABRA ZONE

HOLE                                           ESTIMATED
NUMBER   SECTION     FROM      TO    METRES   TRUE WIDTH       GOLD       SILVER
                      (m)     (m)                (m)          (g/t)        (g/t)

CMRC36    310W         24      34       10        9.4           1.0         113

CMRC36*   310W         24      34       10        9.4           1.1         116

CMRC37    332W          4      24       20       12.9           1.7         228
  Incl.                20      24        4        2.6           2.0         693

CMRC38    600W         58      78       20        Mine Backfill

CMRC39    600W        124     134       10        8.2           1.1         143

CMRC40    700W         84     116       32       26.2           1.0         110
  Incl.                84      92        8        6.6           2.1         212
  Incl.               100     108        8        6.6           1.4         101

CMRC41    700W        126     138       12        9.8           1.0         101

CMRC42**  550W        154     164       10        7.7           0.6         120

 * Duplicate set of samples split at drill site and sent to independent laboratory, ALS Chemex.
**   Hole abandoned in mineralized vein due to high water flows in old workings.

The Company believes that the results from CMRC 40 and 41 are very significant as they confirm the continuation of the mineralization within the El Abra shoot for at least 400m along strike and that the mineralization remains open to the northwest. The Company has not yet drilled the top of the El Abra vein above road level on sections 350W and 400W as road construction has taken longer than expected. Drill hole CMRC37, however, drilled about 20m above road level from the rear of the old open pit, shows the potential of the remaining vein outcrop above road level.

Table 1 summarizes all drill results from fiscal 2003 that were drilled within the area of the mineralized El Abra resource. As well, a long-section map is also attached showing the pierce points of the hanging-wall of the El Abra vein within the drill holes. Drilling has now shut down to enable a full assessment of all results from this program.

Tumi Resources Limited
December 17, 2003
News Release, Page 3




The Company's consulting geologist, Mr. John Nebocat, is the qualified person for the Cinco Minas project. Drill samples were prepared by GM LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1g/t gold and high silver values were check assayed, and the Company submitted a known standard (about one in every ten samples submitted) for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

Through an agreement with Minera San Jorge S.A. de C.V., the Company is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas Project.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under the symbol "TUY" and on the OTCBB under the symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD                     Investor information contact:
                                           Nick L. Nicolaas at (604) 657-4058
/s/ David Henstridge                       or email:     nicolaas@attglobal.net
---------------------------------
David Henstridge, President & CEO          website: www.tumiresources.com


Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


       The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

                                     TABLE 1

                    DRILL HOLE RESULTS FROM EL ABRA MINE AREA


HOLE                                           ESTIMATED
NUMBER   SECTION     FROM      TO    METRES   TRUE WIDTH       GOLD       SILVER
                      (m)     (m)                (m)          (g/t)        (g/t)

CMRC36*   310W         24      34      10         9.4           1.0         113

CMRC30*   310W         32      52      20        18.1           3.2         845
  Incl.                34      40       6         5.4           9.0       2,608

CMRC37    332W          4      24      20        12.9           1.7         228
  Incl.                20      24       4         2.6           2.0         693

CMDD14*   350W         24      30.75    4.75      4.3           1.0         118
                       40      46       6         5.4           1.5         265

CMRC18    350W         54      66      12        10.9           2.8         143

CMRC32    350W         82      94      12         6.9           0.2          61
                       98     104       6         3.4           0.2          62

CMDD15    389W         11.6    31      19.4      17.6           0.8         118
  Incl.                15.55   31      15.45     14.0           0.9         138
  Incl.                19.5    31      11.5      10.4           1.1         164

CMRC17*   400W         54      60.8     6.8       6.2           1.5         228
                       64      78      14        12.7           0.6         127

CMRC33    400W         74      92      18        11.6           1.0         160
                      102     115      13         8.4           0.4          36

CMRC23    454W         20      34      14        13.2           1.4         221
  Incl.                22      26       4         3.8           4.2         626

CMDD16*+  450W         21.5    26       4.45      4.2           3.6         473

CMRC19    450W         48      56       8         7.3           2.0         244

CMRC35*   450W         62      86      23.4      17.1           0.6         118
                       90      94       4         2.9           0.1          31

CMRC20*   450W        120     144      24        21.8           1.6         248
  Incl.               138     142       4         3.6           7.0       1,099

CMRC27    500W         14      22       8         7.3           0.4          99

CMRC28    500W         50      62      12        10.9           0.3          71

CMRC34*   500W         70     106      35        22.5           1.5         289
  Incl.                74      82       8         5.1           3.9         732

CMRC42*   550W        154     164      10         7.7           0.6         120

CMRC38    600W         58      78      20        Mine Backfill

CMRC39    600W        124     134      10         8.2           1.1         143

CMRC40    700W         84     116      32        26.2           1.0         110
  Incl.                84      92       8         6.6           2.1         133
  Incl.               100     108       8         6.6           1.4         212

CMRC41    700W        126     138      12         9.8           1.0         101

*   Workings intersected in drill holes.
+   Diamond drill check of same interval in CMRC23.